SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                              AMENDMENT NO. 6
                             (FINAL AMENDMENT)
                 Under the Securities Exchange Act of 1934
                              _______________

                         Varsity Spirit Corporation
                         (Name of Subject Company)

                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                                 (Bidders)
                              _______________

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)
                              _______________

                                922294 10 3
                   (CUSIP Number of Class of Securities)
                              _______________

LISA MARRONI, ESQ.                       COPY TO:
GENERAL COUNSEL                       SHELDON S. ADLER, ESQ.
RIDDELL SPORTS INC.                SKADDEN, ARPS, SLATE, MEAGHER
900 THIRD AVENUE                        & FLOM LLP
NEW YORK, NEW YORK 10022               919 THIRD AVENUE
(212) 826-4300                       NEW YORK, NEW YORK 10022
                                        (212) 735-3000

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



     CUSIP No. 922294 10 3

     1    NAME OF REPORTING PERSON:      CHEER ACQUISITION  CORP.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)( )
                                                       (b)( )

     3    SEC USE ONLY

     4    SOURCE OF FUNDS:  OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED ( ) PURSUANT TO ITEMS 2(e) OR 2(f)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION:   STATE OF TENNESSEE

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          4,574,566

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES  ( )
          CERTAIN SHARES

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
          100%

     10   TYPE OF REPORTING PERSON:  CO


     CUSIP No. 922294 10 3

     1    NAME OF REPORTING PERSON:     RIDDELL SPORTS INC.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          22-2890400

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)( )
                                                       (b)( )

     3    SEC USE ONLY

     4    SOURCE OF FUNDS:  OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED ( ) PURSUANT TO ITEMS 2(e) OR 2(f)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION:   STATE OF TENNESSEE

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,574,566

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES  ( )
          CERTAIN SHARES

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
          100%

     10   TYPE OF REPORTING PERSON:  CO



               Riddell Sports Inc., a Delaware corporation
     ("Parent"), and Cheer Acquisition Corp., a wholly owned subsidiary of Parent and a Tennessee corporation (the "Purchaser"), hereby amend and supplement their Statement on Schedule 13D (the "Schedule 13D") filed with the Commission on May 12, 1997 in connection with the tender offer disclosed in their Tender Offer Statement on
     Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 12, 1997 with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Varsity Spirit Corporation, a Tennessee corporation (the "Company"), at a price of $18.90 per Share, net to the seller in cash, without interest thereon. This amendment constitutes the final amendment with respect to the Schedule 13D.

               Unless otherwise indicated herein, each
     capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

     ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

               The information set forth in Item 5 of the
     Schedule 13D is hereby amended and supplemented by the following information:

               On July 25, 1997 the Company was merged (the
     "Merger") with and into the Purchaser; as a direct result of the Merger, the Company became a wholly-owned subsidiary of Parent.

               Immediately prior to the Merger, the Purchaser owned approximately 98.6% of the outstanding Shares. Because the Purchaser owned more than 90% of the outstanding Shares, under Tennessee law no vote or other action was required by the shareholders of the Company for the Merger to become effective.

               Pursuant to the terms of the Merger Agreement, each remaining Share has been converted into the right to receive $18.90 per share, net to the holder in cash, without interest.


                                 SIGNATURE

               After due inquiry and to the best of my
     knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 25, 1997               CHEER ACQUISITION CORP.

                                        By: /s/ David Groelinger
                                        Name:   David Groelinger
                                        Title:  Vice President


                                 SIGNATURE

               After due inquiry and to the best of my
     knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 25, 1997               RIDDELL SPORTS INC.

                                        By: /s/ David Groelinger
                                        Name:  David Groelinger
                                        Title: Chief Financial Officer